[Letterhead of Preston Gates & Ellis LLP]

August 25, 2006

Kurt Murao
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-7010

RE:                              Cascade Natural Gas Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 7, 2006
File No. 1-07196

Dear Mr. Murao:

On behalf of our client, Cascade Natural Gas Corporation (the “Company”), we are providing the responses below to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated August 16, 2006 relating to the Company’s above-captioned filing (the “Schedule 14A”).  We have restated the Staff’s comments below and have included the Company’s response following each comment.  In addition, in connection herewith, the Company is filing Amendment No. 1 to the Schedule 14A (the “Amendment”).

The Merger, page 15

Background, page 15

1.                                       Comment:  We note your reference to the board’s evaluation of “strategic alternatives” and operating on a “stand-alone” basis.  Please expand your disclosure to describe the strategic alternatives that the board considered, including the risks associated with those alternatives, as well as the option to remain a stand-alone business, and explain why the board decided to approve a merger over the alternative options.  Further, please expand your disclosure to discuss the reasons for each of the board’s decisions throughout this process, including the decision to ultimately approve the merger agreement with the acquirer over the other interested parties.  For example, it appears that you received four merger proposals from four interested parties.  On June 27, 2006, however, the board authorized management to work with only two of the four parties, which included the acquirer.  Please expand your disclosure to discuss the reasons why the board selected two of the interested parities over the other two parties.  Further, please revise to discuss the reasons why the board ultimately selected the acquirer over the other remaining party.

                                                In this regard, please discuss the proposed prices per share and forms of consideration of the competing proposals.

Response:  In response to this comment the Company has expanded its disclosure on pages 15-19 of the Amendment.

2.                                       Comment:  We note your disclosure that on July 9, 2006, you issued a joint press release with the acquirer indicating a consideration price of $26.50 per share.  Please expand your disclosure, however, to describe the consideration negotiations between you and the acquirer that ultimately led to the $26.50 price per share.

Response:  In response to this comment the Company has included additional disclosure on pages 17-19 of the Amendment.

Fairness Opinion, page 20

3.                                       Comment:  We note your disclosure regarding the limitation on reliance by shareholders on the fairness opinion provided by JPMorgan.  In this regard, you state that JPMorgan’s opinion is “[a]ddressed only to our board of directors….”  We also note similar disclosure on page B-2 of the written opinion which states, “This letter is provided solely for the benefit of the Board of Directors of the Company…and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose.”  Because it is inconsistent with the disclosures relating to the opinion, these limitations should be deleted.  Alternatively, please disclose the basis for JPMorgan’s belief that shareholders cannot rely upon the opinion to support any claims against JPMorgan arising under applicable state law.  Please describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also, please disclose that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further please disclose that the availability of such a state-law defense to JPMorgan would have no effect on the rights and responsibilities of either JPMorgan or the board of directors under the federal securities laws.

Response:  JPMorgan has revised its opinion in response to this comment as reflected on page B-2 of the Amendment.  The Company has also clarified the disclosure on page 22 of the Amendment.

4.                                       Comment:  Please disclose the amount of fees paid to JPMorgan.

Response:   The Company has disclosed the amount of fees paid to JPMorgan on page 26 of the Amendment.

In addition, attached to this letter is a letter from the Company containing the acknowledgements requested on page 3 of the Staff’s August 16, 2006 letter.

If you have any questions regarding this letter, please feel free to call Kristy Harlan at (206) 370-6651 or Kent Carlson at (206) 370-6679.

Very truly yours,

PRESTON GATES & ELLIS LLP

By	/s/ Kristy Harlan
Kristy Harlan

cc:           David W. Stevens, Cascade Natural Gas

[Letterhead of Cascade Natural Gas Corporation]

August 25, 2006

Kurt Murao
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-7010

RE:                              Cascade Natural Gas Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 7, 2006
File No. 1-07196

Dear Mr. Murao:

In response to the request of the staff of the Securities and Exchange Commission contained in the letter dated August 16, 2006 relating to the above-captioned filing of Cascade Natural Gas Corporation (the “Company”), the Company hereby provides the following acknowledgements:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cascade Natural Gas Corporation

By:	/s/	David W. Stevens
David W. Stevens
President and Chief Executive Officer